PLYMOUTH ROCK TECHNOLOGIES AWARDED A US
DEPARTMENT OF HOMELAND SECURITY COLABORATION
CONTRACT FOR SHOE SCREENING ADVANCEMENT

Plymouth, Massachusetts - February 22, 2022 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", "Plyrotech", or the "Company") a leader in developing unmanned technologies and detection apparatus is pleased to announce that it has been awarded a Cooperative Research and Development Agreement (CRADA) for it SS1 Shoe Scanner system by the U.S. Department of Homeland Security (DHS).

A CRADA is a written agreement that facilitates research and development (R&D) collaboration between one or more federal laboratories and one or more non-federal entities.

The DHS Science and Technology Directorate's (S&T) Technology Transfer and Commercialization Program (T2C) serves as the centralized point to manage technology transfer activities throughout DHS and the DHS laboratory network. Technologies developed and evaluated within the department can have tremendous potential for commercial applications throughout the nation, enhance the competitiveness of individual small businesses, and expand areas of exploration and cooperation for all non-federal partners.

"We look forward to working with the Department of Homeland Security and collaborative industry technology partners to deliver this long overdue capability to not only US airports and correction facilities, but also to address a global market," stated Carl Cagliarini, Chief Strategy Officer of Plyrotech. "Our engineers and scientists will be working closely with the DHS to provide faster, convenient, and effective footwear screening. This project will be managed by our Plyrotech Labs unit that works specifically on R&D based projects funded by future grants, offset funding, and industrial partnerships," concluded Cagliarini.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense, and space systems. The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

PRT designs and manufactures purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to NDAA FY2020 Section 848 ("PRT UAS"); (2) A compact microwave radar system for scanning shoes ("Shoe Scanner"); (3) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler, President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

Forward Looking Statements

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